UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)

R&G FINANCIAL CORPORATION
(Name of Issuer)
Class B Common Stock (par value $.01 per share)
(Title of Class of Securities)
749136107
(CUSIP Number)
Mr. Víctor J. Galán
c/o VIG Leasing, S.E.
VIG Tower
1225 Ponce de León Avenue, Suite 601
San Juan, PR 00907-3921
(787) 620-7902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	749136107	13D (Amendment No. 7)	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS Victor J. Galán

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Puerto Rico

	7	SOLE VOTING POWER

NUMBER OF		21,559,584

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,559,584

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,559,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.1% (assuming the exchange of Mr. Galán’s Class A Common Stock into Class B Common Stock)

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer
          The Amendment No. 7 to Schedule 13D, dated September 29, 2008 (this “Amendment”), is being filed by Victor J. Galán (“Mr. Galán” or the “Reporting Person”) and relates to shares of Class B Common Stock (par value $.01 per share) (“Class B Common Stock”) of R&G Financial Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 280 Jesús T. Pinero Avenue, San Juan, Puerto Rico 00918. This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on August 27, 1996 (the “Initial 13D”), as amended through Amendment No. 6 to the Initial 13D filed with the SEC by the Reporting Person on February 13, 2004 (together, the “Schedule 13D”).
Item 2. Identity and Background
     Items 2(b) and (c) of the Schedule 13D are hereby amended as follows:
          (b) and (c) Mr. Víctor J. Galán, Partner, VIG Leasing, S.E., VIG Tower, 1225 Ponce de León Avenue, Suite 601 San Juan, PR 00907-3921.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          On December 17, 2007, the Issuer announced that it was exploring its strategic options and that Keefe, Bruyette & Woods, Inc. had been retained by the Issuer and that Sandler O’Neill + Partners, L.P. had been retained by the Strategic Capital Committee (the “Committee”) of the Issuer to assist the Issuer. The Committee believed it important to have Mr. Galán participate in that process and, as part of that process, possibly receive confidential and/or privileged documents and information relating to that process and be involved in confidential conversations and discussions with the Committee, Issuer personnel and with the Issuer’s lawyers and advisors. Accordingly, Mr. Galán and the Issuer entered into a letter agreement, dated February 18, 2008 (the “Letter Agreement”), pursuant to which Mr. Galán made certain commitments to maintain in confidence confidential and/or privileged documents and information relating to the Issuer’s process or information from confidential conversations and discussions with the Committee, Issuer personnel and the Issuer’s lawyers and advisors and not to use that confidential information in a transaction involving the sale of his shares of the Issuer’s common stock or related to a business combination of the Issuer, including but not limited to a merger transaction, (a) without first notifying the Committee, and (b) in a manner which could be contrary to his fiduciary duties or other applicable corporate and securities laws. Additionally, Mr. Galán agreed to not pursue a transaction involving the sale of his shares of the Issuer’s common stock or seek a business combination of the Issuer until a recommendation is made by the Committee to the Board of Directors of the Issuer in connection with a proposed transaction under its consideration.
          Mr. Galán intends to review his investment in the Issuer and expects to consider and evaluate on a continuing basis his options with respect to his investment in the Issuer, which, subject to the Letter Agreement, may relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.
          Subject to applicable law and the receipt of any necessary waivers or consents under the Letter Agreement, and any actions which may be taken or may be proposed to be taken by the Board of Directors of the Issuer of which Mr. Galán continues to serve as a member, Mr. Galán reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including to (i) hold his securities as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of his holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4, or (v) change his intention with respect to any or all of the matters referred to in this Item 4. Mr. Galán may communicate with the Issuer, other shareholders or third parties regarding the Issuer and available strategic alternatives.
          Although the foregoing reflects potential activities by Mr. Galán with respect to the Issuer and its securities, the foregoing is subject to change at any time, and there can be no assurance that Mr. Galán will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.
          Except as set forth in the Schedule 13D as amended by this Amendment or as would occur as a result of any of the actions referred to in this Amendment, Mr. Galán does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D (excluding actions which may be taken or may be proposed to be taken by the Board of Directors of the Issuer of which Mr. Galán continues to serve as a member).
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          Mr. Galán beneficially owns 21,559,584 shares of Class B Common Stock assuming the exchange of his 21,559,584 shares of Class A Common Stock (par value $.01 per share) (“Class A Common Stock”). Shares of Class A Common Stock have two votes per share and are exchangeable into shares of Class B Common Stock at the option of the holder. Although the Issuer’s Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2004, as filed with the SEC on November 2, 2007 (the “10-K/A”), there were 29,572,120 shares of Class B Common Stock outstanding as of February 28, 2005, based on information provided by the Issuer, Mr. Galán believes there currently are 29,625,180 outstanding shares of Class B Common Stock. The 21,559,584 shares of Class B Common Stock beneficially owned by Mr. Galán represent approximately 42.1% of the outstanding shares of Class B Common Stock assuming the shares of Class A Common Stock beneficially owned by Mr. Galán were exchanged for shares of Class B Common Stock. In addition, based on the foregoing, the shares of Class A Common Stock owned by Mr. Galán represent approximately 59.3% of the votes generally entitled to be cast at a meeting of the Issuer’s shareholders. Mr. Galán has sole voting and dispositive power with respect to all of the shares of Class B Common Stock he beneficially owns.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          Mr. Galán and the Issuer entered into the Letter Agreement to permit Mr. Galán to attend meetings of the Committee. Pursuant to the Letter Agreement, Mr. Galán made certain commitments to maintain in confidence confidential and/or privileged documents and information relating to the Issuer’s process or information from confidential conversations and discussions with the Committee, Issuer personnel and the Issuer’s lawyers and advisors and not to use that confidential information in a transaction involving the sale of his shares of the Issuer’s common stock or related to a business combination of the Issuer, including but not limited to a merger transaction, (a) without first notifying the Committee, and (b) in a manner which could be contrary to his fiduciary duties or other applicable corporate and securities laws. Additionally, Mr. Galán agreed to not pursue a transaction involving the sale of his shares of the Issuer’s common stock or seek a business combination of the Issuer until a recommendation is made by the Committee to the Board of Directors of the Issuer in connection with a proposed transaction under its consideration.
          The summary of the Letter Agreement set forth in Item 4 and this Item 6 does not purport to be a complete description of the Letter Agreement and is qualified in its entirety by reference to the copy of the Letter Agreement filed herewith as Exhibit 2 to this Amendment.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
2	Letter Agreement, dated February 18, 2008, between the Issuer and the Reporting Person.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 29, 2008

By:	/s/ Victor J. Galán
Name:	Victor J. Galán

EXHIBIT INDEX

Exhibit No.	Description

2	Letter Agreement, dated February 18, 2008, between the Issuer and the Reporting Person.